October 15, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Geoff Kruczek

Re:	Delaying Amendment for ChargePoint Holdings, Inc. Registration Statement on Form S-1 (File No. 333-260247)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, ChargePoint Holdings, Inc. (the “Company”) hereby files a delaying amendment with respect to its Registration Statement on Form S-1 (File No. 333-260247) filed with the Commission on October 14, 2021. This filing is made solely to add language that was inadvertently omitted from such Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Frank R. Adams of Weil, Gotshal & Manges LLP, counsel to the Company, at (212) 310-8905.

Very truly yours,

CHARGEPOINT HOLDINGS, INC.

By:	/s/ Rebecca Chavez
Rebecca Chavez
General Counsel and Corporate Secretary